New appointment of Chief Financial Officer and Spokesperson

Date of events: 2014/01/28

Contents:

1. Type of personnel changed (please enter: spokesperson, acting spokesperson, important personnel (CEO, COO, CMO, CSO, etc.), financial officer, accounting officer, research and development officer, or internal audit officer):Chief Financial Officer and Spokesperson

2.	Date of occurrence of the change: 2014/01/28

3.	Name, title, and resume of the replaced person: Shu Yeh , Chief Financial Officer and Spokesperson of Chunghwa Telecom, served as the Vice President of the Company; Ph. D. degree in Accounting from the University of California.

4. Name, title, and resume of the replacement: Mu-Piao Shih, President of Chunghwa Telecom, served as the Senior Executive Vice President of the Company; Master’s degree in Electrical Engineering from National Taiwan University.

5. Type of the change (please enter: “resignation”, “position adjustment”, “dismissal”, “retirement”, “death” or “new replacement” ):new replacement

6. Reason for the change: Upon completion of a four-year secondment from the National Taiwan University

7.	Effective date: 2014/02/01

8.	Any other matters that need to be specified: The President, Mu-Piao Shih, acts for CFO concurrently until the appointment of new replacement is resolved.